FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR AND SUBORDINATED UNSECURED BONDS

On 15 September 2022, HSBC Holdings plc issued JPY 44,700,000,000 1.478% Senior Unsecured Callable Bonds - Seventh Series (2022) due September 2026, ¥41,500,000,000 1.958% Senior Unsecured Callable Bonds - Eighth Series (2022) due September 2028, ¥13,900,000,000 2.250% Senior Unsecured Callable Bonds - Ninth Series (2022) due September 2032 and ¥11,900,000,000 2.500% Subordinated Unsecured Callable Bonds - First Series (2022) due September 2032 (together, the "Bonds").

Application will be made to list the Bonds on the Official List of the Irish Stock Exchange plc, trading as Euronext Dublin and to trade the Notes on its Global Exchange Market.

Investor enquiries to:
Greg Case	+44 (0) 20 7992 3825	investorrelations@hsbc.com
Media enquiries to:
Ankit Patel	+44 (0) 20 7991 9813	ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 63 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,985bn at 30 June 2022, HSBC is one of the world's largest banking and financial services organisations.

The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, U.S. persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 15 September 2022